U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    E.I. DU PONT DE NEMOURS & CO.

2.  Name of person relying on exemption:
    DUPONT SHAREHOLDERS FOR FAIR VALUE

3.  Address of person relying on exemption:
    P.O. Box 231, Amherst, Mass.   01004

(PHOTOGRAPH OF A STOCK CHART)

               THE SHAREHOLDER'S RIGHT TO KNOW MORE

                           2007 Update

             Dupont's Market and Liability Exposures
              Continue from PFOA and Related Issues

  Sanford Lewis, Strategic Counsel on Corporate Accountability
              for DuPont Shareholders for Fair Value

(DUPONT SHAREHOLDERS FOR FAIR VALUE LOGO)

Dear Shareholder,

The enclosed report updates DuPont investors on important issues of disclosure and potential financial impact on share value. As you may know, perfluorooctanoic acid (PFOA) is the controversial chemical intermediate involved in the production of numerous DuPont products, including stain and grease resistant coatings for consumer products such as carpets, textiles and food packaging.

Following our 2005 correspondence with the Securities and Exchange Commission regarding DuPont's reporting to shareholders, Securities and Exchange Commission accountants wrote to DuPont with guidance for conducting better disclosure on these matters. Despite this guidance, in our opinion, the company is still withholding disclosure of information relevant to the financial risks associated with PFOA. For example:
- While the company has announced that it intends to end the production and use of PFOA by 2015, it has not provided shareholders with an assessment of the losses the company may suffer in the marketplace by continuing to use PFOA in the meantime. As shown in our report, numerous companies and competitors are shifting to PFOA free alternatives and may not stand by for the company's long timetable for elimination of PFOA in its products.

- The company has failed to disclose that some experts believe that its fluorotelomer products, which it intends to continue to produce even after ending the use of PFOA, may break down to PFOA in use or in the environment. Independent scientific assessment is already underway to assess this.

- The company did not report to shareholders on the preliminary findings released February 2007 from Johns Hopkins University researchers in which newborn babies who had been exposed to low levels of PFOA in utero had decreased birth weight and head circumference - emblematic of developmental impacts.

- The company failed to note that more restrictive thresholds related to drinking water limits on PFOA have been recommended by regulators in Minnesota and New Jersey, and that Minnesota is now intent on handling PFOA contaminated sites as Superfund sites.

DuPont Shareholders for Fair Value (DSFV), the issuer of this report, is an informal group of DuPont shareholders organized by the United Steelworkers (USW) and concerned with proper disclosure and accountability on the issues relative to PFOA. DSFV includes Amalgamated Bank, United Steelworkers, and Green Century Capital Management.

We hope that after you read the report you will join with us in pressing DuPont management for more expeditious action to eliminate the production of PFOA and products that can break down to PFOA, and for more complete disclosure on these matters.

Sincerely,

/s/
Sanford Lewis
DuPont Shareholders for Fair Value

                         UPDATE REPORT
              DUPONT MARKET AND LIABILITY EXPOSURES
              CONTINUE FROM PFOA AND RELATED ISSUES

                DuPont Shareholders for Fair Value

                            April 2007

SYNOPSIS

PFOA (perfluorooctanoic acid) is a chemical used to help make fluoropolymers and fluoroelastomers. E. I. du Pont de Nemours & Co. (DuPont) is the only US producer of PFOA. Fluoropolymers are used in architectural fabrics; chemical processing piping and vessels; automotive fuel systems; telecommunications and electronic wiring insulation; and computer chip processing equipment and systems, and consumer products such as cookware and apparel. PFOA is used as a processing aid in the manufacture of fluoropolymers for use in non-stick surfaces such as Teflon coated cookware. Fluoroelastomers are synthetic, rubber-like materials used in gaskets, O-rings and hoses.

This report is an update of prior reports: THE SHAREHOLDER'S RIGHT TO KNOW MORE: E.I. DU PONT DE NEMOURS AND THE GROWING FINANCIAL CHALLENGES OF PFOA (April 2005) and THE SHAREHOLDER'S RIGHT TO KNOW MORE: DESPITE DUPONT'S RECENT CONCESSIONS TO EPA, SHAREHOLDER VALUE REMAINS AT RISK FROM PFOA (2006). The prior reports are available on the internet at www.DupontShareholdersAlert.org.

DUPONT'S DEFERRED ELIMINATION OF PFOA MAY CONTINUE TO JEOPARDIZE
DUPONT PRODUCT LINES AS CONSUMER AND INDUSTRIAL CUSTOMERS OPT FOR
PFOA-FREE PRODUCTS BEING OFFERED BY DUPONT COMPETITORS CURRENTLY
AND IN THE INTERVENING YEARS.

DUPONT PRODUCT REFORMULATION RESPONSES.    A shareholder proposal
voted upon at the 2006 Annual General Meeting called on DuPont to prepare and publish a plan for expeditiously ending the use and production of PFOA and materials capable of breaking down to PFOA. The resolution received 29% support of shareholders.
Nearly a year later, in February 2007, the company announced in that it is continuing to reduce the trace content of PFOA in products, and that it now intends to eliminate the use and production of PFOA by 2015. However, it has no plans to eliminate the production of fluorotelomers, despite the expectation of some experts that over the long term these products may break down to component alcohols, and then to PFOA in use or in the environment. Further independent studies are underway to assess the ability of fluorotelomer products to break down to PFOA. Fluorotelomer products, which include stain and grease repellant coatings, constitute a substantial portion of the company's fluoride-based business activities. An eight year timeline for elimination of PFOA in products may also, as noted in this report, continue to jeopardize DuPont product lines as consumer and industrial customers opt for PFOA-free products being offered by DuPont competitors currently and in the intervening years.

Assessment of Securities and Exchange Commission Disclosures

Some members of DuPont Shareholders for Fair Value have filed letters of complaint with the Securities and Exchange Commission requesting an investigation of DuPont management's failure to disclose information material to investors regarding PFOA. The correspondence with the SEC requested an evaluation of whether the company should have disclosed to investors, or should now be ordered to disclose, information including the following:

AFTER WE WROTE TO THE SEC, SEC ACCOUNTANTS TOLD DUPONT TO
DISCLOSE MORE INFO ON THE RISKS ASSOCIATED WITH PFOA, INCLUDING
EMERGING SCIENCE AND REGULATORY TRENDS. BUT IN OUR VIEW, THE
COMPANY'S REPORTING HAS SCARCELY CHANGED IN RESPONSE.

- Liability indicators such as environmental contamination and blood tests associated with all DuPont facilities where PFOA is used or produced;
- A more balanced description of the scientific evidence arrayed against PFOA, which suggests that it is likely to be harmful to human health despite the company's reiterated denials of such effects;
- Regulatory and market trends, including regulatory developments in Canada, Europe and Australia, and consumer and retail developments that may restrict markets for DuPont products. Subsequent to the shareholder letters, accountants at the Securities and Exchange Commission wrote to DuPont with a series of inquiries on how it discloses liabilities, expenses and
science regarding PFOA.   The correspondence resulted in
disclosure to the SEC of $11 million in legal fees, research and communications costs associated with PFOA during 2005, not limited to the Parkersburg area issues. The company also acknowledged that it viewed it as "reasonably possible" that DuPont could incur additional liabilities at other facilities relative to PFOA releases, but said that it was unable to quantify such liabilities.

After those disclosures SEC wrote to the company April 21, 2006, after review of the 2005 10-K (issued February 2006) with specific instructions and remarks regarding the company's duty to disclose in future reports, such as this year's 10-K:

     In your most recent response you state that it is reasonably possible that you will incur losses related to exposure to PFOA from sources other than Washington Works, but because you are not aware of any particular source that may cause such loss, a range of loss, if any, cannot be reasonably estimated at this time. However, because losses are reasonably possible we urge you to carefully consider the following areas when you determine the probability of loss, estimates of amounts, and other disclosures related to risks and uncertainties. In future filings, where appropriate, should address the following in better detail:

     - current and probable findings from the EPA, the Science Advisory Board, the independent science panel and their evaluation in West Virginia;

     - current and probable findings by any other government, agency, or scientific study, either foreign or domestic;

     - provide more detail concerning any findings you become aware of concerning the possible health impact of PFOA;

     - emerging trends, by both institutions and consumers, concerning the safety of PFOA and any related products; and

     - the amounts and underlying assumptions of any accruals and reasonably possible ranges of loss.

It should be noted that the DuPont 10-K report for 2006, issued a year after the SEC's correspondence providing guidance for future disclosure, still failed to disclose many of the key developments:

DUPONT HAS NOT INFORMED SHAREHOLDERS OF THE IMPORTANT THOUGH
PRELIMINARY FINDINGS OF JOHNS HOPKINS UNIVERSITY IN WHICH NEWBORN
HUMAN BABIES EXPOSED TO LOW LEVELS OF PFOA HAD DECREASED BIRTH
WEIGHT AND HEAD CIRCUMFERENCE - EMBLEMATIC OF DEVELOPMENTAL
IMPACTS.

"Current and probable findings." It failed to disclose the highly notable preliminary findings of Johns Hopkins University regarding potential developmental toxicity impacts on humans. In early 2007 Johns Hopkins University researchers revealed a study of which found that that newborn human babies that had been exposed to low levels of PFOA had decreased birth weight and head
circumference.   While the research is considered preliminary, it
could represent a dramatic new piece of evidence of actual developmental effects in humans.

It also failed to disclose that the second phase of the company's study of Washington Works employees, completed in October 2006, found a possible correlation between PFOA exposure and coronary heart disease mortality, a "statistically non-significant increase in kidney cancer mortality and a statistically significant increase in diabetes mortality" when the workers examined were compared to employee peers. The company has said to researchers that "These associations did not appear to be related to PFOA exposure, but there were too few cases to make definitive conclusions." (Note that in prior laboratory studies, PFOA was found to affect test animals' kidneys.) The 10-K report only reported on this mortality study that "No overall increase in deaths related to heart disease was found." The company also has not disclosed the development of more stringent water standards or recommendations that may be costly to the company, in Minnesota and New Jersey, as described below. These stringent new standards are particularly notable in that their health based rationales may yet be applied by other states, wherever DuPont or its customers are emitting PFOA or PFOS.

The company did not disclose the extent to which customers and markets are demanding, and shifting to, PFOA-free products at present. As detailed in this report, numerous companies and sectors are committing to PFOA free products, and there is no certainty that the company's elimination of PFOA over the next decade will be fast enough to preserve its customer base.

Finally and perhaps most significantly, the current decision to eliminate the use and production of PFOA does not include the elimination of fluorotelomers, and we believe the company has not given sufficient disclosure of the fact that assessment is underway in the scientific community, outside of DuPont, to assess whether fluorotelomers will break down to constituent telomer alcohols and then to PFOA in use or in the environment.

HEALTH HAZARDS. In February 2006, the EPA's scientific advisory board, a panel of independent experts convened by the EPA, announced its determination that PFOA should be declared a "likely human carcinogen." Numerous new studies during the year documented the prevalence of PFOA in the human environment, and in bodily tissues. This included a Johns Hopkins study showing the presence of PFOA in infants' umbilical cord blood, in 298 of 300 babies tested.

REGULATORY ACTION. Based on the latest scientific information, Minnesota Department of Health has lowered its Health Based Values (HBVs) for perfluorooctanoic acid (PFOA) and perfluorooctane sulfonate (PFOS). The new HBVs are 0.5 parts per billion (ppb) for PFOA and 0.3 ppb for PFOS. The guidelines previously used were 1 ppb and 0.6 ppb respectively. A Health Based Value is the concentration of a groundwater contaminant, or a mixture of contaminants, that poses little or no risk to health, even if consumed daily over a lifetime. Minnesota officials have also stated their intention to declare that PFOS and PFOA are hazardous substances so that sites are subject to cleanup under the state Superfund law. Officials in the state of New Jersey recommended a level of .04 ppb for PFOA, even lower than the Minnesota value.

MINNESOTA ADOPTED TIGHTER CRITERIA FOR PFOA IN DRINKING WATER AND
INTENDS TO REQUIRE SUPERFUND CLEANUPS.  NEW JERSEY OFFICIALS
PROPOSED EVEN TIGHTER CRITERIA.

New European Union legislation (REACH) requires companies to register and test nearly every chemical produced and used. Companies may have to phase out or find alternatives for chemicals considered highly dangerous to humans and animals.

On March 7, 2006, the USEPA published a Federal Register notice asserting that it can no longer presume that long chain polymers similar to PFOA 'will not present an unreasonable risk to human health or the environment.' The agency proposed withdrawing a longstanding exemption to pre-manufacture notice under the Toxic Substance Control Act for those seeking to manufacture or import new substances of this kind.

CONSUMER LIABILITY. Potential liability related to consumer and environmental exposures to PFOA at DuPont and other companies continues. The $5 billion consumer lawsuit over alleged hazards of Teflon continued to proceed during the last year. In May 2006, a judicial panel ruled that lawyers in 13 national cases involving 16 lawyers representing more than 73 clients should meet. DuPont's attorney maintained that Teflon could not be proven toxic in court because "not one study has shown that there is any harm to consumers," but the plaintiffs assert that the actionable harm involved was the lack of disclosure of risk information known to the company, rather than a claim for physical injury.

ENVIRONMENTAL LIABILITY. Contamination of water and soil with PFOA was disclosed or alleged at several additional DuPont sites during the past year. PFOA discharges into the James River from the DuPont Spruance plant in Richmond, Virginia were found. A class action lawsuit was filed in Deepwater, NJ over PFOA-contaminated water in the Delaware River from the Chambers Works plant. The suit seeks medical monitoring for residents, a community-wide water filtration system and punitive damages. PFOA was found in drinking water samples, and in streams, near DuPont's Parlin, NJ plant. PFOA was found in monitoring wells at DuPont's plant in Fayetteville, NC, in the blood of DuPont workers and in a drinking well one mile from the plant site. Residents of Pascagoula, MS opposed a permit for DuPont to dispose of PFOA in public waters at its First Chemical facility after PFOA contamination of groundwater under the plant was found in the company's own investigation.

The company reported incurring additional unanticipated costs of over $20 million relative to implementing the settlement of litigation at its Washington Works facility in Parkersburg West Virginia, including costs of water treatment and supplies and studying of potential health impacts. This is on top of previously reported settlement costs of $107 million.

MARKETPLACE CHANGES. DuPont competitors and suppliers continue to migrate from PFOA-containing products. During the year, food company ConAgra and carpet company Mohawk joined with other companies such as Wal-Mart and McDonalds in searching for alternatives to products that contain PFOA. The search for alternatives is driving DuPont's competitors, who are bringing PFOA-free products to market. In September 2006, 3M announced it would relaunch its Scotchgard fabric protector without PFOA or PFOS chemistry./1/

DUPONT IS STILL UNDER CRIMINAL INVESTIGATION BY THE DEPARTMENT OF
JUSTICE FOR FAILURE TO DISCLOSE INFO ON PFOA TO THE EPA.

CRIMINAL AND SEC INVESTIGATIONS. DuPont reported in its latest 10K report that criminal investigation of the company for failure to disclose alleged hazards of PFOA are still underway by the US Justice Department. In addition, inquiries by the US Securities and Exchange Commission led to disclosures by the company that it incurred $11 million in legal fees, research and communications costs associated with PFOA during 2005, not limited to the Parkersburg area. It also acknowledged that it viewed it as "reasonably possible" that the company could incur additional liabilities at other facilities relative to PFOA releases, but said that it was unable to quantify such liabilities.

Despite the recent progress, shareholder value remains at risk. To date, DuPont has failed to detail any actual impacts on shareholder value or company earnings resulting from consumers concerns, reputational damage or market fluctuations related to PFOA. This document describes threats to shareholder value that may have imminent impact.

BACKGROUND ON DSFV

DuPont Shareholders for Fair Value (DSFV), the publisher of this report, is an informal group of DuPont shareholders organized by the United Steelworkers (USW) and concerned with proper disclosure and accountability on the issues relative to PFOA. USW is a DuPont shareholder, and also represents approximately 1,800 DuPont employees in New York, New Jersey, Delaware and Kentucky. DSFV includes Amalgamated Bank, United Steelworkers, and Green Century Capital Management. Collectively this group holds over 411,000 shares of DuPont stock.

Some members of DuPont Shareholders for Fair Value have filed complaints with the Securities and Exchange Commission regarding the failure of DuPont management to disclose information historically and recently known to the company regarding the financial, health and environmental risks associated with PFOA. Disclosure of such information may have better informed shareholders regarding the extent to which the management's adherence to PFOA chemistry has harmed shareholder value. Some members of DSFV have also filed shareholder resolutions for annual meetings in 2005 and 2006 related to disclosure of issues related to PFOA.

AUTHOR BACKGROUND

Sanford Lewis, the author of this report, is an attorney and expert on corporate environmental disclosure issues, including requirements for disclosure under the securities laws. The author wishes to acknowledge the assistance of Kate Casa, Efan Hsieh and Nathaniel Johnson in the preparation of this document.

                   BACKGROUND ON DUPONT & PFOA

PFOA (perfluorooctanoic acid) is a surfactant, a water-soluble chemical that can emulsify oils or liquids in water, suspend small particles in water or act as a wetting agent. APFO (sometimes referred to as C-8) is the ammonium salt of PFOA and the chemical form used in fluoropolymer manufacturing. In this document, we will refer to PFOA generally to include interchangeably the salts (APFO and C-8) as well as its other formulations. E. I. du Pont de Nemours & Co. (DuPont) is the only current U.S. producer of PFOA.

PFOA is used to help make fluoropolymers and fluoroelastomers. Fluoropolymers are used in architectural fabrics; chemical processing piping and vessels; automotive fuel systems; telecommunications and electronic wiring insulation; and computer chip processing equipment and systems, and consumer products such as cookware and apparel./2/ PFOA is used as a processing aid in the manufacture of fluoropolymers for use in non-stick surfaces such as Teflon coated cookware. Fluoroelastomers are synthetic, rubber-like materials used in gaskets, O-rings and hoses.

Animal and human studies have found a likely association of PFOA with a wide array of health harms, ranging from elevated cholesterol, to liver damage, birth defects, and cancer. As a result of these studies, most involving animal testing, PFOA has come under increasing scrutiny in regulatory, consumer and judicial forums.

VOLUNTARY CAPPING OF PFOA IN PRODUCTS

In 2005, DuPont management announced a commitment to reduce the presence of PFOA in certain products. DuPont announced that it had developed a new technology to reduce the presence of PFOA in aqueous fluoropolymers applications, thereby reducing the emissions of PFOA that could occur at processors by 90%. However, this reduction in direct emissions of PFOA still left the company vulnerable due to the continued presence of PFOA in DuPont products. In addition, even though a product may contain no PFOA, available evidence suggests that various DuPont products may break down into PFOA in the environment or in the human body.

On January 25, 2006, EPA invited DuPont and several other companies to participate in the "2010/15 PFOA Stewardship Program" involving a voluntary commitment to goals set by EPA. The EPA program sets interim goals for 2010 of 95% reduction of PFOA emissions and PFOA precursors in product content. It also calls for companies to commit to working toward the elimination of PFOA, PFOA precursors, and related higher homologue chemicals from emissions and products by five years thereafter, or no later than 2015.

In order to commit to the program, companies were required to submit a letter describing their commitment. The DuPont letter talked about reducing PFOA emissions and residual product content over the next decade. In the letter, the company did not commit to eliminate the use and production of PFOA and its precursors by 2015. Instead, the company discussed emissions reduction measures and caps on the amount of PFOA and its precursors in company products.

In February 2007, DuPont said ongoing manufacturing modifications have resulted in a 94 percent reduction in PFOA emissions as of year-end 2006. The company projected it would achieve reductions of 97 percent by the end of 2007. The company also stated that it was on track to eliminate the use and production of PFOA by 2015. However, this reduction in direct emissions of PFOA still left the company vulnerable the risk of loss of customers due to the continued presence of PFOA in DuPont products. In addition, even though a product may contain no PFOA, available evidence suggests that various DuPont products may break down into PFOA in the environment or in the human body.

This paper will review DuPont's vulnerability under this timeline
- the formidable impacts of market and regulatory trends, and of potential liability associated with the use or emission of PFOA.

CIVIL SETTLEMENT

On December 14, 2005, DuPont signed a $16.5 million settlement of a civil case by the EPA. The civil case alleged DuPont's failure to disclose information to the EPA regarding potential risks of perfluorooctanoic acid (PFOA) to health and the environment. Under the terms of the settlement, DuPont admitted to no legal liability

The agreement reached between DuPont and the EPA resulted from multiple allegations of violations of section 8(e) of the Toxic
Substances Control Act (TSCA), which states that:

THE EPA HAS STATED THAT IT CAN NO LONGER PRESUME THAT SUBSTANCES
RELATED TO PFOA ARE SAFE UNDER THE TOXIC SUBSTANCES CONTROL ACT.

"Any person who manufactures (includes imports), processes or distributes in commerce a chemical substance or mixture and who obtains information which reasonably supports the conclusion that such substance or mixture presents a substantial risk of injury to health or the environment shall immediately inform the (EPA) Administrator of such information unless such person has actual knowledge that the (EPA) Administrator has been adequately informed of such information."

EPA alleged that among other things, the following information was not reported by DuPont as required by law:

  - In 1981, the 3M Company, DuPont's supplier of PFOA, advised DuPont about the potential for PFOA to cause birth defects in rats. Specifically, 3M advised DuPont that researchers observed what appeared to be treatment related damage to the eye lenses of some rat pups.

 - In 1981, the company observed PFOA in blood samples taken from pregnant workers at the Washington Works facility, in West Virginia where Teflon is manufactured, and at least one woman had transferred the chemical to her fetus.

 - DuPont detected the chemical in public water supplies as early as the mid-1980s in West Virginia and Ohio communities in the vicinity of the Washington Works facility. By 1991, DuPont had information that the chemical was in water supplies at a greater level than the company's exposure guidelines indicated would cause no effect to members of the community.

 - In 2004, DuPont had data concerning human serum sampling of twelve members of the general population living near the Washington Works facility after it had obtained this information from its contractor, Exygen. The study shows that on average, Teflon chemical serum levels in this group - all of whom had consumed tap water contaminated with the Teflon chemical from DuPont's Washington Works operations and only one of whom had ever worked at the facility - were 12 times higher than levels measured previously from the general population (67 ppb versus 5 ppb)./3/

Although DuPont denied that it had a duty to disclose this information, it settled the claims for $16.5 million, the largest civil administrative penalty settlement the EPA has obtained to date. The amount included a $10.25 million penalty and a commitment by DuPont to spend an additional $6.25 million on environmental projects./4/

ONGOING CRIMINAL INVESTIGATION RELATED TO DISCLOSURE

The EPA civil settlement may not resolve all claims against DuPont regarding its concealment of information on this matter. DuPont is also the subject of a PFOA-related Department of Justice grand jury probe. In May 2005, DuPont was served with a grand jury subpoena from the U.S. District Court for the District of Columbia. The subpoena ordered DuPont to release documents related to PFOA, its salts, C8, ammonium perfluorooctanoate, and FC-143. This investigation is apparently still ongoing as this paper goes to press, and could ultimately result in separate criminal charges being brought against DuPont or its officers. THE COMPANY HAS REPORTED IN ITS CURRENT ANNUAL REPORT THAT EMPLOYEES ARE STILL IN THE PROCESS OF RESPONDING TO SUBPOENAS FROM THE DEPARTMENT OF JUSTICE ON THIS MATTER.

SEC STAFF WROTE TO DUPONT FOLLOWING UP ON OUR CORRESPONDENCE WITH
THE SEC. THEY PROPOSED CRITERIA FOR BETTER DISCLOSURE FOR THIS
YEAR'S 10-K. HOWEVER IN OUR OPINION, THE COMPANY'S DISCLOSURES
ARE LARGELY UNCHANGED.

SECURITIES AND EXCHANGE COMMISSION INVESTIGATION

In addition, some members of DuPont Shareholders for Fair Value have filed letters of complaint with the Securities and Exchange Commission requesting an investigation of DuPont management's failure to disclose information material to investors regarding PFOA. The correspondence with the SEC requested an evaluation of whether the company should have disclosed to investors, or should now be ordered to disclose, information including the following:

- Liability indicators such as environmental contamination and blood tests associated with all DuPont facilities where PFOA is used or produced;

- A more balanced description of the scientific evidence arrayed against PFOA, which suggests that it is likely to be harmful to human health despite the company's reiterated denials of such effects;

- Regulatory and market trends, including regulatory developments in Canada, Europe and Australia, and consumer and retail developments that may restrict markets for DuPont products.

Subsequent to the shareholder letters, accountants at the Securities and Exchange Commission wrote to DuPont with a series of inquiries on how it discloses liabilities, expenses and
science regarding PFOA.   The correspondence resulted in
disclosure to the SEC of $11 million in legal fees, research and communications costs associated with PFOA during 2005, not limited to the Parkersburg area issues. The company also acknowledged that it viewed it as "reasonably possible" that DuPont could incur additional liabilities at other facilities relative to PFOA releases, but said that it was unable to quantify such liabilities.

The SEC also wrote to the company April 21, 2006, after review of the 2005 10-K (issued February 2006). This letter included specific instructions and remarks to the company:

    It is your belief that it is remote that you will incur additional losses related to the West Virginia Class
    Action. You, as management, are in the best position to make this determination. We are not in a position to assess the safety of PFOA, however in the past your company has had contingent liabilities related to products that, although you believed they were safe, they nevertheless resulted in substantial material losses related to litigation, administrative costs and settlements. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. We also note that the $63 million you recorded in the 3rd quarter of 2004 was a substantial amount relative to the pre-tax income of $225 million.

    In your most recent response you state that it is reasonably possible that you will incur losses related to exposure to PFOA from sources other than Washington Works, but because you are not aware of any particular source that may cause such loss, a range of loss, if any, cannot be reasonably estimated at this time. However, because losses are reasonably possible we urge you to carefully consider the following areas when you determine the probability of loss, estimates of amounts, and other disclosures related to risks and uncertainties. In future filings, where appropriate, should address the following in better detail:

    - current and probable findings from the EPA, the Science
    Advisory Board, the independent science panel and their evaluation in West Virginia;

    - current and probable findings by any other government, agency, or scientific study, either foreign or domestic;

    - provide more detail concerning any findings you become aware of concerning the possible health impact of PFOA;

    - emerging trends, by both institutions and consumers, concerning the safety of PFOA and any related products; and

    - the amounts and underlying assumptions of any accruals and reasonably possible ranges of loss.

It should be noted that the DuPont 10-K report for 2006, issued a year after the SEC's correspondence providing guidance for future disclosure, still failed to disclose many of the key developments of the subsequent year as detailed in this report. For instance, it failed to disclose the highly notable preliminary findings of Johns Hopkins University regarding potential developmental toxicity impacts on humans. It failed to disclose that the second phase of the company's study of Washington Works employees,
completed in October 2006,   found a possible correlation between
PFOA exposure and coronary heart disease mortality, a "statistically non-significant increase in kidney cancer mortality and a statistically significant increase in diabetes mortality" when the workers examined were compared to employee peers. The company has said to researchers that "These associations did not appear to be related to PFOA exposure, but there were too few cases to make definitive conclusions." The company also has not disclosed the development of more stringent water standards recommendations that may be costly to the company, in Minnesota and New Jersey, as described above.

PREVALENCE AND HAZARDS OF PFOA.

HEALTH HAZARDS TO HUMANS. Evidence of health harm in humans from PFOA began to mount during the year. A study of newborn human babies conducted by Johns Hopkins University found that babies exposed to low levels of PFOA had decreased birth weight and head circumference. While the research is considered preliminary by the Johns Hopkins University researchers, if confirmed, it could represent a dramatic new piece of evidence - actual developmental effects in humans - about the potential dangers of C8 and similar chemicals. Dr. Lynn Goldman, formerly the director of the USEPA toxicology lab, headed the study and presented the preliminary findings at a workshop of the Society of Toxicology in February 2007. Prior disclosed research (February 2006) found PFOA present in umbilical cord blood samples from 298 of 300 babies tested.

PFOA WAS FOUND PRESENT IN UMBILICAL CORD BLOOD SAMPLES FROM 298
OF 300 BABIES TESTED.

In addition, information in an on-going study leaked from the West Virginia Bureau of Public Health indicates that residents of communities polluted with PFOA have higher levels of several cancers, including prostate cancer and non Hodgkin's lymphoma. This study does not conclude that the chemical caused these illnesses, only that there are more cases in areas where the chemical PFOA is present. The state says more research is needed to determine if other factors could be the cause./5/

On February 16, 2006, the EPA's scientific advisory board, a panel of independent experts convened by the EPA, announced the board's determination that PFOA be declared a "likely human carcinogen." The advisory board's determination that PFOA is a "likely human carcinogen" went beyond EPA's prior assessment that PFOA should be listed as a "suggested human carcinogen."/6/

Despite these recent findings, as well as a groundswell of animal evidence supporting the existence of human health hazards, the company continues to maintain the following position: "Based on health and toxicological studies conducted by DuPont and other researchers, DuPont believes the weight of evidence indicates that PFOA does not pose a health risk to the general public."

NEW STUDIES IN ANIMALS. A Swedish study in mice found that early-life exposure to PFOS and PFOA can rewire the brain in ways that dramatically affect behavior./7/

In a study published in the January 2006 issue of Toxicological Sciences, scientists at Japan's National Institute of Animal Health found that PFOA exposure in lab rats altered the way the liver transports and metabolizes lipids, especially fatty acids. The researchers are starting to look at how PFOA affects the kidneys, and they have expanded their research to chickens.

PREVALENCE OF HUMAN EXPOSURES. A number of recent scientific studies have expanded current understanding regarding the widespread prevalence of PFOA exposures in humans.

NEW TESTS OF HOUSEHOLD DUST AND HUMAN TISSUE CONTINUED TO SHOW
ELEVATED LEVELS OF PFOA AND PFOS.

In June 2006, a study of lab tests of mothers and their daughters showed that industrial chemicals including PFOA can be passed down across generations, according to a report from the Environmental Working Group. Chemicals that persist in the body were found at higher levels in mothers than daughters, showing how chemicals can build up in the body over a lifetime. Mothers had an average of 1.5 to 5.2 times more pollution than their daughters for lead, methyl mercury, brominated flame retardants, and PFOA and PFOS.

PFOA contaminates the blood of white Americans at three times the level of Mexican Americans and twice the level of African Americans, according to a study by the Centers of Disease Control and Prevention published in the April 2006 edition of Environmental Science and Technology. Women had lower concentrations than men, according to the study. White males averaged seven parts per billion of PFOA in their blood, while white women averaged four ppb. While no conclusive reason for the different concentrations is known, genetics and environmental factors may play a role, researchers said./8/

In 2005, Toxic-Free Legacy Coalition, an alliance of more than 50 health care and advocacy groups, collected blood, hair and urine samples from 10 prominent Washington state residents to see which toxic chemicals were getting into their bodies. The results, released in May 2006, showed that all 10 people tested positive for perfluorinated chemicals.

In a June 2006 Canadian study ("Polluted Children, Toxic Nation," released by Toronto watchdog group Environmental Defense), five Canadian families - six adults and seven children - were tested for 68 toxic chemicals. While the parents had greater exposures and higher concentrations of the chemicals, the children as a group were more polluted with several chemicals, including PFOA.

                         IMPACT ANALYSIS

      CONCERN OVER PFOA IS ALREADY DRIVING CHANGE IN MARKETS

VULNERABLE DOMESTIC FOOD PACKAGING MARKET

Companies who use food packaging containing DuPont products with PFOA or PFOA precursors are facing pressure to eliminate these materials in their packaging.

In November 2005, a former DuPont chemical engineer named Glenn Evers made national news when he disclosed information and documents related to DuPont's Zonyl paper coating products. Evers appeared on ABC World News Tonight and in the Washington Post, among other outlets, discussing how popcorn products, fast food, pizza boxes, and various other food packaging products expose consumers to fluorotelomers that are believed to break down to PFOA in the body. The whistle-blower also brought to light his knowledge that the company had been developing alternatives to PFOA decades ago, but that those have apparently not been widely deployed to substitute for PFOA.

In a January 30, 2006, Wall Street Journal article a representative of McDonald's corporation reported the company's intention to reduce its use of PFOA-related products./9/ On February 2, 2006, the Toronto Globe & Mail reported that McDonald's Canada said its packaging suppliers had begun a phase-out, and that McDonald's Canada will be using alternatives that are PFOA-free./10/

The pressure to curtail or outright eliminate PFOA content in food packaging and product lines is also being felt by major retailers such as Wal-Mart. Wal-Mart is the current subject of a campaign by the consumer-rights group, Ohio Citizen Action, which is urging its members to contact Wal-Mart to request the retailer: ". . . use its considerable clout to ensure that the first order of business in the phase-out is to remove these chemicals from food packaging, such as microwave popcorn, candy wrappers, and frozen foods."/11/ Matt Kistler, Wal-Mart's vice president for product development and private brands, told Ohio Citizen
Action in spring 2006 that Wal-Mart is working with suppliers to eliminate PFOA in products and packaging. He said Wal-Mart's regular meetings with suppliers include discussions about Teflon chemicals and the suppliers' ability to switch to different materials. Kistler reported that Wal-Mart's suppliers have been responsive, and said Wal-Mart is learning that some suppliers can make this switch faster than others./12/ In addition to requesting action from Wal-Mart and food retailer Kroger and numerous local grocery retailers, consumers have addressed their concerns directly to DuPont as part of Ohio Citizen Action's campaign. As of February 15, 2006, a total of 15,090 people had sent handwritten letters and petitions to DuPont demanding the company take Teflon (PFOA) chemicals off the food packaging market. In addition, 13,437 people have sent handwritten letters and petitions to local grocery stores urging them not to carry products with the PFOA-related chemicals in the packaging/13/

A shareholder resolution filed at Mohawk, the large carpet company, by the United Methodist Church, led to a dialogue with the top management of the company, then a withdrawal of the
shareholder resolution.   The company's management expressed a
clear commitment to avoid the use of PFOA in all carpet treatments as soon as possible - and had expressed a commitment to suppliers. Previously, in response to a shareholder resolution, ConAgra Foods agreed to prioritize efforts to replace fluorocarbon chemicals used in the packaging of its microwave popcorn products. ConAgra expected to complete its studies no later than May 2007.

NONSTICK COOKWARE

The potential health risks that may be associated with the use of Teflon non-stick cookware products continue to receive the bulk of PFOA-related scrutiny in the major media and lifestyle publications. In a growing number of cases, concerns over potential health risks associated with Teflon are finding a receptive audience in America's kitchens and altering consumer behaviors. Home cooks like Janeen Cunningham of Seal Beach, California have stopped using Teflon pans altogether and returned to using stainless steel cookware. Cunningham told Los Angeles Times reporter Jerry Hirsch that "I stopped using those pans because of what I have heard about Teflon and carcinogen properties over the past few months."/14/ Such actions are proving alarming to major cookware manufacturers. T-Fal, a New Jersey based subsidiary of French Cookware SEB, recently launched a line of uncoated pans as a diversification move." The concern is that there is a steady drip-drip about this and it will become part of the common knowledge about cookware even though people won't get PFOA from cookware," said Scott Meyer, President of T-Fal./15/ (Note, however, that some experts assert that trace residues of PFOA can escape from some Teflon cookware heated to between 600 and 752 degrees Fahrenheit. According to the Environmental Working Group, a Teflon pan can reach 600 degrees on high heat in two to five minutes.)

THOUGH THE COMPANY DENIES THAT NONSTOCK PANS EMIT PFOA, THE
CONTROVERSY CONTINUES TO STICK TO TEFLON.

There have been hundreds of articles in the U.S. media covering DuPont and PFOA, with a number of those articles focusing on concerns related to Teflon coated cookware. In early February 2006, DuPont attempted to respond to domestic consumer concerns arising from PFOA-related publicity with full-page ads in The New York Times and other major papers./16/

PFOA ALTERNATIVES ENTERING MARKETPLACE

The search for product alternatives to replace PFOA is driving research and product development among DuPont's competitors, who are bringing PFOA-free products to the market. In September 2006, 3M announced it would relaunch its Scotchgard fabric protector without PFOA or PFOS. Mitch Culbreath, business development manager for 3M's Protective Materials & Consumer Health division, said "3M's reformulated

Scotchgard Protector provides all the performance benefits consumers expect from the brand - stain resistance, stain repellency, and stain release - with products that are not based on PFOA or PFOS chemistry."/17/

Air Products has developed Airflex EF9100 emulsion as an alternative to fluorochemicals used in grease-resistant packaging. Airflex EF9100 emulsion provides an environmentally friendly alternative and exhibits all the key performance measures of fluorochemicals, with the added benefits of being a water-based polymer emulsion. Likewise, Dynol 607 surfactant is an alternative for fluorosurfactants for high-performance coating applications. The surfactant is biodegradable, fluoro-free and may provide a more cost effective, non-persistent alternative to fluorosurfactant technology, HOME TEXTILES TODAY reported in September 2006.

In February 2006, Asahi Glass announced the introduction of AsahiGuard E-series, a line of telomer chemicals that serve as fluorinated water and oil repellents for textile and paper. Asahi Glass claims that these products are free of PFOA and PFOA precursors. The company has commenced production of AsahiGuard E-series products at a dedicated large scale manufacturing facility which at capacity will equal 1/4 of AsahiGuard's current manufacturing capacity./18/

COMPETITORS CONTINUE TO BRING NON-PFOA ALTERNATIVES TO MARKET.

Much of the research and development currently underway concerns the development of products which utilize short-chain fluorosurfactants instead of long-chain fluorosurfactants. Long-chain fluorosurfactants enter the body more readily, stick to blood proteins, and can break down to PFOA./19/ The 3M Company replaced a long-chain with a short-chain fluorosurfactant, known as C4 when it reformulated Scotchgard in June of 2003./20 According Dr. Scott Mabury of the University of Toronto, a leading expert in the study of the environmental effects of PFOA, the key to controlling the problem is to reduce: ". . . chain lengths to avoid bioaccumulation, and prudently select linkage chemistry for stable non-releasing materials."/21/

At least one company, Omnova Solutions of Fairlawn, Ohio has aggressively pursued product development of these more environmentally friendly short-chain fluorosurfactants, which it asserts can deliver comparable product performance in many applications. Omnova has obtained new chemical regulatory approval in the U.S. and Europe, and has achieved partial approval in Japan. The company is pursuing regulatory approval in China, Korea, and Australia./22/ Bill Beers, Global Chemical Regulatory Manager for Omnova, states that: Omnova Solutions has:
". . . tailored structures that meet both the demands of our customers for performance and the demands of the global regulatory authorities to assure that there are no environmental issues."/23/

Alternatives to PFOA are entering the market from numerous firms and researchers.

Omnova's Polyfox surfactants are now commercially available products utilized as alternatives to PFOA in a range of applications such as varnishes and stains, automotive clear coats, electronic coatings, powder pigment dispersions, and adhesives./24/ In conjunction with partners, Omnova Solutions is pursuing stain-resistant treatments for textile, carpet, and paper industries, among others./25/

Interest in developing non-stick cookware alternatives to non-stick cookware utilizing DuPont's Teflon brand has also been driving product development. Ferro Corporation, a world leader in the ceramic glaze coating business, has announced that it has developed RealEase(TM), a ceramic-based, nonstick coating. Ferro claims it has developed a non-stick surface that delivers the ease of cleaning commonly associated with Teflon-based nonstick cookware combined with the improved heat resistance and abrasion and scratch-resistance of enamel./26/

CONSUMER TEFLON PANIC IN CHINA

Consumer responsiveness to concerns over potential threats to health posed by the presence of PFOA in Teflon non-stick cookware is by no means limited to domestic markets. The international press has also shown a marked readiness to cover PFOA-related stories with hundreds of PFOA-related articles published internationally. Consumers in important international markets such as China have demonstrated intense concern over the potential presence of PFOA in Teflon non-stick cookware with important consequences for future growth and the DuPont brand's international reputation. Concern about Teflon-coated cookware caused widespread panic in China beginning in July of 2004. A December 9, 2004 report from the Financial Times global newswire reported that Chinese manufacturers of non-stick cookware suffered 90% drops in sales in August and September as Chinese consumers shunned Teflon in favor of iron woks and ceramic rice makers./27/ In the July-August 2004 period Chinese department stores reportedly began removing Teflon-coated cookware from their shelves and Guangdong-based Elecpro Electrical Appliance Co Ltd reportedly stopped selling its Teflon-coated rice cookers and was planning to seek $10 million in compensation./28/

A July 22, 2004 article in The Standard reported on the reactions of Chinese consumers and retailers during the period:

     "After some news reports saying a substance in Teflon-coated pans potentially poses health risks, we started to remove the related non-stick frying pans from our shelves,'' an official at a ParknShop in Guangzhou's Tianhe District said.

     Some individual homewares stores in Guangzhou's Tianhe and Wangfujing shopping centers also said they started to send
Teflon-coated cookware back to warehouses as a temporary measure until the concern abates.

     Although some large retail chains including Wanjie, Trust-
Mart and Carrefour stores in Guangzhou still sell non-stick frying pans, their sales dropped more than 60 per cent in the past week, store employees said.

     An official with one of the Wanjie stores in Guangzhou said sales of China-made brands of Teflon-coated cookware fell by more than 60 percent over the past week.

     "Today, no one shows any interest in non-stick cookware," he said. This is because the worries that using Teflon-coated pans might increase the risks of cancer have not been dispersed." Safety concerns have also delayed China cookware makers' new-product promotions.

     An official with Aishida, one of the largest cookware producers in China, said the company suspended the promotion of its new non-stick frying pans amid the increasing worries on non-stick cookware.

     But the official, who declined to be named, said the Teflon controversy did not seriously affect its non-stick cookware sales because 90 per cent of its production is exported./29/

     While widespread concern may have subsided after the Chinese Academy of Inspection and Quarantine (CAIQ) declared that it found no PFOA in any of the non-stick cookware examined/30/ the listing of PFOA as a likely human carcinogen may fuel renewed concerns over the safety of non-stick cookware in China and in other parts of the world.

     The awareness and sensitivity of Chinese consumers to risks associated with DuPont products may be counter to DuPont's interest in investing and growing in China. Further analysis is needed to assess the extent to which DuPont's reputation has been undermined with Chinese consumers, and how this may affect expansion of demand in that crucial growth market.

ADDITIONAL REGULATORY ACTION IS LIKELY IN U.S. AND ABROAD

DuPont disclosed in its November 2005 quarterly report filed with the U.S. Securities and Exchange Commission (SEC) that $1 billion in annual company revenues could be jeopardized by regulatory restraints on PFOA and fluorotelomers. The report marked the first time that DuPont had put a value on its PFOA and PFCA activities./31/

In its 10K report to shareholders, published February 23, 2007, DuPont notes:

     . . there can be no assurance that the EPA or any other regulatory entity will not in the future choose to regulate or prohibit the production or use of PFOA.
     Products currently manufactured by the company representing approximately $1 billion of 2006 revenues could be affected by any such regulation or prohibition.

Though the U.S. Environmental Protection Agency has so far set the voluntary ten-year "Stewardship" program as discussed above, neither the EPA nor other regulators may wait for more expeditious, mandatory and restrictive action.

     On March 7, 2006, the USEPA proposed one such restriction -- a new rule under the Toxics Substances Control Act which would require any person who intends to manufacture (or import) certain new long chain substances related to PFOA to file a premanufacture notice with the EPA./32/ EPA published a Federal Register notice stating that it can no longer presume that long chain polymers similar to PFOA will not present an unreasonable risk to health and environment.

Any such substance "not already on the TSCA Inventory would have to complete the TSCA premanufacture review process prior to commencing the manufacture or import of such polymers. EPA believes this proposed change to the current regulation is necessary because, based on recent information, EPA can no longer conclude that these polymers 'will not present an unreasonable risk to human health or the environment,' which is the determination necessary to support an exemption under TSCA. .
...."  EPA notes that:

     Biological sampling recently revealed the presence of PFOS and PFOA in fish, birds, and mammals, including humans across the United States and in other countries. The widespread distribution of the chemicals suggests that PFOS and PFOA may bioaccumulate. PFOS and PFOA have a high level of toxicity and have shown liver, developmental, and reproductive toxicity at very low dose levels in exposed laboratory animals. (Emphasis added)

If the rule takes effect, EPA would require each company making or importing the affected fluoropolymers to submit a premanufacture notice the same as any businesses do for new chemicals other than exempted polymers. EPA reviews exposure and toxicity information on each chemical and can ask companies for more data, can require protective equipment for workers, or can restrict the uses of the target substances.

CURRENT REGULATORY DELIBERATIONS THREATEN TO TIGHTEN CONTROLS ON
PFOA IN THE ENVIRONMENT IN MINNESOTA AND NEW JERSEY AND IN
PRODUCTS SOLD IN CALIFORNIA.

The Food and Drug Administration, state governments, and the governments of other countries may set more stringent and mandatory timelines for restriction or elimination of PFOA exposures or products.

STATE LEVEL REGULATORY ACTIVITIES

MINNESOTA. Based on the latest scientific information, the Minnesota Department of Health has lowered its Health Based Values (HBVs) for perfluorooctanoic acid (PFOA) and perfluorooctane sulfonate (PFOS), two members of PFC group of chemicals that have been found at low levels in groundwater in southern Washington County. The new HBVs are 0.5 parts per billion (ppb) for PFOA and 0.3 ppb for PFOS. The guidelines previously used were 1 ppb and 0.6 ppb respectively.

A Health Based Value is the concentration of a groundwater contaminant, or a mixture of contaminants, that poses little or no risk to health, even if consumed daily over a lifetime. The updated HBVs for PFOA and PFOS take into consideration the potential for health impacts during fetal and other developmental life stages. A clearer understanding of how long these chemicals stay in the human body is also reflected in the revised HBVs.

NEW JERSEY. In 2007, New Jersey regulators, based on their assessment of the potential human health risk, recommended lowering the amount of PFOA allowable in drinking water to .04 ppb - substantially below the federal allowable limit of .5 ppb established for the Parkersburg, WV area.

MISSISSIPPI. The Mississippi House Conservation Committee held a hearing to consider legislation to place a moratorium on PFOA permits in the state, affecting DuPont's operations of First
Chemical.

INTERNATIONAL REGULATORY ACTIVITIES

In June 2007, a tough new EU law called REACH (Registration, Evaluation and Authorization of Chemicals) is expected to take effect. Under the law, each manufacturer or company that uses chemicals in Europe will have to register nearly each chemical and test it for safety. Companies also may have to phase out or find alternatives for chemicals that are considered dangerous to humans and animals.

DuPont, the world's third-largest chemical maker, has 37 manufacturing plants in Europe and a large network of suppliers.
REACH is expected to have a significant effect

"Whether we support it or not, we are living with it," Linda Fisher, vice president and chief sustainability officer at DuPont in Washington, told the [Wilmington, Delaware] News Journal. "It's going to require a lot of work for the chemical companies, and it's going to require a lot of work for the European regulators." Fisher also has stated "It's going to be hard to explain to our markets and our public in the U.S. or in Asia why the Europeans don't think it's safe for them, but we're going to continue to expose you."

VIEWING EVER TIGHTER CHEMICAL CONTROLS IN EUROPE, A DUPONT VP HAS
STATED: "IT'S GOING TO BE HARD TO EXPLAIN TO OUR MARKETS AND OUR
PUBLIC IN THE U.S. OR IN ASIA WHY THE EUROPEANS DON'T THINK IT'S
SAFE FOR THEM, BUT WE'RE GOING TO CONTINUE TO EXPOSE YOU." (LINDA
FISHER, VICE PRESIDENT, DUPONT)

Some consumer and environmental advocates see REACH as the beginning of a new era in global environmental regulations that will hold the industry accountable for the risks posed by its products. "The EU also sees itself as creating a new gold standard that others, including the United States, should emulate," the article stated.

In 2004, Canada's environmental protection agency temporarily banned three fluorotelomer chemicals used as stain repellents. This was the first time any government had banned such chemicals. PFOA and its relatives are now under increasing scrutiny by the environmental authorities in USA, UK, Norway, Sweden and Denmark. Further consideration of permanent regulatory restrictions is underway in Canada. In Norway, the Pollution Control Authority announced that in the course of 2006 it would obtain more information about the health and environmental effects of PFOA in order to evaluate regulation of its use. The agency will also ask the Norwegian Institute of Public Health and the Norwegian Institute for Water Research to provide an overview of the available information on the health and environmental effects of related compounds and use this information as a basis for evaluating whether it is necessary to introduce regulatory measures for other substances belonging to this group.

POLLUTION, LIABILITY AND PUBLIC PRESSURE TO END PFOA PRODUCTION DUPONT'S NC PFOA PRODUCTION SITE
DuPont's Fayetteville Works production facility in Fayetteville, North Carolina is the only site in the U.S. where PFOA is produced. Despite the $7 million DuPont spent on environmental controls to contain PFOA when it opened the plant in 2002, on-site testing at DuPont's 2,200 acre property detected PFOA in more than 25 monitoring wells, as have tests of residential wells up to a mile from the facility. Samples taken from the nearby Cape Fear River have also been found to contain PFOA./33/ DuPont's testing of its workforce at the facility shows that the average concentrations of PFOA in blood samples rose from an average of 11 parts per billion per worker in 17 workers in 2002 to an average of 450 parts per billion in 37 workers in 2005.

AT DUPONT'S FAYETTEVILLE WORKS PRODUCTION FACILITY IN NORTH
CAROLINA WHERE PFOA IS PRODUCED, PFOA IS DETECTED IN MORE THAN 25
MONITORING WELLS, AND RESIDENTIAL WELLS UP TO A MILE FROM THE
FACILITY.

DENR's Regional Office in Fayetteville first learned of the C-8 contamination when the Plant manager was questioned about groundwater contamination during a September 24, 2004 plant inspection by DENR. The DENR's Inspector noted in his report (page 4) that this information was "quite surprising." DENR did not receive written notification of PFOA contamination until mid-2006. DuPont's June 6, 2003 letter and "Notification of Newly Discovered Released Chemical" was addressed to NCDENR
Division of Waste Management and   identified the results of
DuPont's January 27, 2003 sampling for C8 (PFOA). DuPont's letter did not mention that PFOA had also been found at trace levels in the plant's wastewater discharges to the James River. Although DuPont's January 13, 2004 Revised Phase I RCRA Facility Investigation Report to DENR stated on page 9 that annual sampling results for 2003 were "forwarded to DENR in a report dated March 2003," no such report could be located in DENR's files. DuPont later admitted to DENR's Division of Waste Management that the March 2003 Report, which reflected the results of samples taken in January 2003, had not been sent to DENR.

At the request of the local citizens' "C-8 Coalition," the DENR asked DuPont to expand its PFOA monitoring. On November 18, 2005 DuPont informed DENR that October groundwater monitoring next to its PFOA Plant had revealed PFOA contamination. Two of the four monitoring wells placed near the PFOA Plant showed levels up to 147 part per billion, much higher than levels found in other areas of DuPont's massive facility. The two remaining wells placed near the PFOA plant were not deep enough to reach groundwater. A total of 24 out of the 28 groundwater and surface water locations sampled in Sept/October of 2005 revealed PFOA contamination.

PFOA was found in wastewater discharges to the Cape Fear River, a drainage ditch leading toward the Caper Fear River, seepage from the ground on the plant, a private water well near the plant, and a private lake near the plant. Company reports identify PFOA air emissions and a air PFOA monitoring program. In April of 2006 DuPont refused to share air monitoring results with the NC C8 Coalition or the news media.

ADDITIONAL ENVIRONMENTAL LIABILITIES?

DuPont has already experienced over a hundred million in liabilities due to environmental releases of PFOA, and this may be just the start.

DuPont's Washington Works facility in West Virginia where Teflon is manufactured has been a source of extensive groundwater contamination from PFOA. Since at least 1984, DuPont was aware that PFOA was being discharged from its Washington Works facility. The company conducted, but at the time did not publicly disclose testing of drinking water supplies in communities near the facility. These tests revealed elevated levels of PFOA. Ground and drinking water contamination from the Washington Works facility resulted in a 2001 class-action lawsuit brought on behalf of 80,000 West Virginia residents. A court approved settlement of this case in February of 2005./34/

The 2004 settlement of that West Virginia lawsuit required the company to spend at least $107 million to ensure that homes in the area are supplied with water uncontaminated with PFOA. The settlement includes PFOA water treatment facilities for six area water utilities, and initiation of a court-ordered C-8 Health Project, a five-year study correlating PFOA blood-serum levels in more than 60,000 area residents with the incidence of nine types of medical conditions, including cancer, heart disease and birth defects. As of January 2006, more than 43,000 people had signed up for the health study, with more than 17,000 having been tested since August. There was waiting list of about 26,000 people. In December 2006, the C8 panel asked thousands of study participants to participants in a follow-up study. The company reported in its 2006 10-K that additional expenses were incurred pursuant to the settlement - including water systems that cost $19 million ($9 million more than originally set aside) an additional $3 million for bottled water for another district until another water treatment plant is built; and added costs of studying health effects, for a total of $15 million ($10 million more than originally expected.)

A court-appointed panel of three prominent epidemiologists assigned to analyze and interpret the C-8 Health Project data requested permission in fall 2006 to study the effects of PFOA on nearly 5,000 Washington Works employees, many of whom have extremely high blood PFOA levels. DuPont is fighting to keep its employees out of the study.

In December 2006, the United Steelworkers harshly condemned DuPont for denying workers information on the harmful effects of PFOA and for refusing to hand over to the C-8 project data the company collected on employees West Virginia. The Steelworkers eventually received data through USEPA.

In November 2006, DuPont informed its employees in Deepwater, New
Jersey, that levels of PFOA in their blood were as high as 6,330 parts per billion (ppb), thousands of times higher than the average level of 5 ppb in the general population.

On Nov. 20, 2006, the EPA forced DuPont to agree to pay for water treatment or an alternative water supply if the water supply of any household near Washington Works showed a PFOA concentration above 0.5 ppb.

In 2002, DuPont began producing a salt of PFOA at its Fayetteville Works plant in North Carolina after 3M, its former supplier, halted manufacture of the chemical in response to public pressure. Since 2003, small amounts of PFOA have been detected in groundwater and entering the Cape Fear River near the plant. In 2005, water in a well close to the plant showed an extremely high PFOA level of 765 parts per billion (ppb).

In April 2006, residents near DuPont's Chamber Works plant in
Salem County, New Jersey sued DuPont, claiming the company had known for years that the plant had
<PAEG>

contaminated their water supply with PFCs./35/

Sites where PFOA has been discharged, but where environmental liability and remediation litigation has not yet commenced, may represent a significant future liability for the company.

PENDING CONSUMER/PRODUCTS LIABILITY CASE REGARDING TEFLON

A lawsuit filed against DuPont filed in 2005 seeks $5 billion in damages due to the company's alleged failure to warn consumers of
health risks associated with Teflon cookware.     In May 2006, a
judicial panel ruled that lawyers in 13 national cases involving 16 lawyers representing more than 73 clients should meet. DuPont's attorney maintained that Teflon could not be proven toxic in court because "not one study has shown that there is any harm to consumers," but the plaintiffs assert that the actionable harm involved was the lack of disclosure of risk information known to the company, rather than a claim for physical injury.

POTENTIAL  ENVIRONMENTAL LIABILITY FOR USERS OF DUPONT PFOA AND
RELATED PRODUCTS

In addition, sites where DuPont's PFOA products are used by other manufacturers may represent an even larger liability pool, not only for those manufacturers, but also for DuPont. For example, fluorotelomer based carpet coating products are reported to be widely used in Dalton, Georgia, the carpet production "capital" of the U.S.

IN OUR OPINION, ADDITIONAL CONSUMER AND ENVIRONMENTAL LIABILITY
CASES APPEAR LIKELY.

Dr. Paul Rosenfeld, an adjunct professor at the UCLA School of Public Health who toured carpet facilities in that area, has described extraordinarily lenient practices for managing Stainmaster exposures and wastes. In public comments made at the Mealey's C8/PFOA Science, Risk & Litigation Conference in October 2005, he described how the carpets are dipped in open vats of stain repellants containing chemicals that may contain or break down into PFOA. These carpet facilities attempt to dry the Stainmaster coating by lifting carpets from the vats, which results in contaminating the air space of workers. Massive volumes of wasted (or colored) Stainmaster were then dumped down the sewers./36/

Some purchasers of PFOA-related products from DuPont have also suffered negative publicity and environmental scrutiny due to releases of PFOA from their production processes. A small Delaware factory, PTFE Compounds, Inc., which ran a Teflon baking operation, quietly dispersed unknown quantities of Teflon-related pollutants for years without catching the attention of regulators. In 1997, state regulators finally caught up with PTFE Compounds, Inc., when they learned the company had exceeded annual pollution limits in each of the previous four years. Paul Foster, an environmental engineer with the Delaware Department of Natural Resources and Environmental Control (DNREC), estimates that the plant would have released about 75 lbs of PFOA-related pollution per year. In 2003, DNREC took actions aimed at reducing PFOA-related pollution by requiring additional pollution control measures targeting these emissions. Regulators say only rough estimates are available for the quantity of Teflon-related pollutants released by the company into the environment over the years. Nor is information available on the levels of worker exposure to Teflon-related pollutants, which is monitored at larger facilities with similar operations./37/

DuPont supplies companies of various sizes, both small ones similar to PTFE Compounds, Inc. as well as larger ones. Any of these companies may have released similar pollutants into the environment with little or no notice from regulators until recently. Now, regulatory scrutiny on these companies is growing, with concomitant pressure to eliminate emissions of PFOA and PFOA precursors.

POTENTIAL CONSUMER LIABILITY: CLASS ACTION AND "DUTY TO WARN"
NOTICES

Companies receiving notices of a potential legal duty to warn consumers of PFOA exposure included Rug Doctor, Stanley Steemer, Conagra Foods, McDonalds, Taco Bell, Levi Strauss, GAP, W.L. Gore, Wal-Mart, Sears, Mannington, Mohawk Industries, and Shaw Industries.

Retailers and manufacturer purchasers of PFOA-containing products are being made aware of potential liabilities associated with sales of those products. Consumer protection laws in many states, including statutory and common law, provide that sellers of products may have a duty to warn consumers if they are exposing them to products that pose an unreasonable risk to health or safety.

In addition, consumer-related liability notices have been spread throughout the array of consumer-oriented markets where PFOA-related products are sold. On August 9, 2005, the United Steelworkers (USW) union released a statement saying they had sent letters to major carpet cleaning retailers and wholesalers, fast food chains, and major retail clothing companies, informing them that they may have "a legal duty to warn" their customers about potential health risks associated with exposure to products that contain PFOA. These letters informed recipients that they could face legal liability in the event that consumers sue and prove harm to their health./38/

On December 21, 2005, the United Steelworkers released another statement, reporting that they had mailed advisory information on potential PFOA-related health hazards to over 4,500 retail carpet dealers and to the CEOs of 35 carpet manufacturing companies. "We sincerely hope that our efforts will encourage carpet manufacturers and retailers to provide warnings and thereby protect the public," said Ken Test, Chair of the USW DuPont Council, a coordinating body for 1,800 USW members at DuPont. "Carpet company employees who may have the highest exposure to PFOA must also be warned and protected."/39/ USW reports that it has sent about 40,000 "duty to warn" letters to various firms that may be buying PFOA-containing products.

The companies who have received duty to warn notices from USW read like a Who's Who of household consumer products. According to USW press releases, some of the thousands of companies receiving the notices included Rug Doctor, Stanley Steemer, McDonalds, Taco Bell, Papa John's, Pizza Hut, KFC, California Pizza Kitchen, Levi Strauss, Conagra Foods, GAP, W.L. Gore, Eddie Bauer, J. Crew, Wal-Mart, Sears, Nordstrom, Dillard's, Dalton Carpet Outlet, Carpet Giant, Carpet Land, Mannington, Mohawk Industries, and Shaw Industries.

PFOA, SHAREHOLDER VALUE AND DUPONT FINANCIAL REPORTING

In November 2006, Amalgamated Bank's LongView Funds refiled a proposal to be voted at DuPont's 2007 annual meeting urging the board of directors to set forth options for an expedited phase-out of PFOA. The same proposal won 29 percent of the votes cast in 2006.

DUPONT IS NOT INTENT ON ENDING ITS PRODUCTION OF FLUOROTELOMERS,
THOUGH STUDIES ALREADY UNDERWAY MAY SHOW THAT THOSE PRODUCTS CAN
DEGRADE TO PFOA IN USE OR IN THE ENVIRONMENT. THE COMPANY'S PFOA
PROBLEMS MAY ONLY BE BEGINNING.

POTENTIAL DEGRADATION OF FLUOROTELOMERS

While DuPont has announced its intent to end the production and use of PFOA by 2015, it has not declared an intent to end the production or use of fluorotelomers. Yet some experts expect that that fluorotelomers may break down to PFOA in use or in the environment. Thus, despite the progress made on its commitment to reduce PFOA content in products sold by DuPont, it is unclear whether the current plan of action will actually free DuPont from its PFOA problem eight years from now. Even if the alcohol monomers have been removed from fluorotelomers, some experts believe that over time fluorotelomers may break down in use or in the environment to the constituent alcohols and then to PFOA. Numerous studies confirm the breakdown of fluorotelomer alcohols to PFOA.


3M found that after the Zonyl BA-type mixture of telomer alcohols was exposed to activated sewage sludge for 16 days, the mixture of fluorotelomers had largely decomposed to perfluorinated carboxylic acids containing between 5 and 12 carbon atoms.
Degradation of the longer chain fluorotelomers (16 carbons in length) was too slow to measure./40/

In 1981, a 3M study found fluorinated telomer alcohols fed to lab rats metabolized into PFOA. The study was published in the journal ANALYTICAL BIOCHEMISTRY./41/

A 2004 study by University of Toronto confirmed that Telomer alcohols degrade into PFOA through oxidation./42/

Already some companies have begun to avoid telomers, not just
PFOA contaminated items. Burger King, for example, stopped selling food in telomer-coated boxes in 2002. McDonald's has said it uses such boxes, but would not say whether it still does./43/

DuPont management's position is that once it removes alcohol impurities from fluorotelomers PFOA will not form in degradation of fluorotelomer products. Further scientific research is underway to assess whether fluorotelomers, once treated as planned by DuPont, may nevertheless break down to telomer alcohols and then to PFOA.

LACK OF DISCLOSURE RELATED TO PFOA IMPACTS ON EARNINGS

DuPont has not disaggregated the impact on shareholder value, or company earnings, resulting from concerns related to PFOA other than to say that if PFOA were banned it could cost the company approximately $1 billion per year.

There is no reporting in DuPont shareholder reports as to the extent of drop in U.S. sales of Teflon or other PFOA-related products as negative publicity has mounted. What we do know from public reports is that company mounted a PR campaign in attempt to quell public concern, both posting full-page ads in national media, and corresponding directly with sellers of products that may be affected, or are raising these concerns with DuPont.
We believe shareholder value remains at risk as long as PFOA is used in manufacture, or can be a breakdown byproduct, of DuPont products.

Despite DuPont's growing realization that it must eventually quit PFOA chemistry, we believe the evidence contained in this report shows that shareholder value remains at risk from the company's decisions, past and present, to rely on PFOA chemistry in its product lines. Althought DuPont has announced its intent to move out of PFOA use and production by 2015, consumers and DuPont industrial customers are not bound by DuPont's long term PFOA-elimination timeline. They are already demanding and securing PFOA-free products, jeopardizing segments of DuPont's Billion dollar per year PFC product lines. Moreover, DuPont currently intends to continue production and use of fluorotelomers. These products may also break down to PFOA in use or in the environment, as independent scientific testing is currently assessing.

     Based on the company's disclosures, the product lines involved represent at least $1 billion dollars in annual revenues. Shareholders should press the management for a more expeditious phase-out of the use of PFOA and of any substances that can break down to PFOA, for better disclosure of the financial impacts the current issues are having and of the options for expediting DuPont's movement out of PFOA chemistry.

----------
/1/ "Quaker Fabric launches safer Scotchgard fabric," Home Textiles Today, September 18, 2006.
/2/ WHAT IS PFOA? From DuPont website online: http://www1.DuPont.com/DuPontglobal/corp/documents/US/en_US/news/ releases/pdf/WhatisPFOA.pdf
/3/ Letter from Kenneth A. Cook, President, Environmental Working Group to Michael Leavitt, Administrator, U.S. Environmental Protection Agency (November 17, 2004) (Citations omitted).
/4/ Juliet Eilperin, "DuPont, EPA settle chemical complaint," WASHINGTON POST, December 15, 2005. $5 million of the $6.25 million committed to environmental projects will fund the Fluorotelomer-based Product Biodegradation
Testing Supplemental Environmental Project(SEP). The EPA states that this initiative: "will help the public to better understand the inherent degradation potential of fluorotelomer-based products to form PFOA and the behavior of such products when released to the environment." www.epa.gov/compliance/resources/cases/civil/tsca/DuPont121
405.html 2/14/2005
/5/ "Cancer rates a high in C8 areas: Year-old study by state released inadvertently," Charleston Gazette, March 22, 2007

---------------------------------------------------------------
/6/ Randall Chase, "Teflon chemical likely a carcinogen,
panel says," ASSOCIATED PRESS, February 16, 2006
/7/ Nonstock chemicals upset behavior, Science News 169.12: p. 190(1). March 25, 2006
/8/ Douglas Fischer, "Possible carcinogen may play favorites," OAKLAND TRIBUNE, March 9, 2006
/9/ Sara Schaeffer Munoz, "EPA probes safety of key
chemical in Teflon," WALL STREET JOURNAL , January 31, 2006
/10/ Martin Middlestaedt, "U.S. acts against chemical in non-stick pans," Globe & Mail, February 4, 2006
/11/ Ohio Citizen Action,
http://www.ohiocitizen.org/campaigns/DuPont_c8/kro_mart.htm
/12/ "Wal-Mart's action on chemicals in packaging to take a year," Ohio Citizen Action press release, http://www.ohiocitizen.org/campaigns/DuPont_c8/wal-
mart%20statement.doc
/13/ Ohio Citizen Action,
http://www.ohiocitizen.org/campaigns/DuPont_c8/DuPont_c8.html
/14/ Jerry Hirsch, Los Angeles Times
/15/ Ibid.
/16/ Marian Burros, "As Teflon troubles pile up, DuPont
responds with ads," NEW YORK TIMES, February 8, 2006
/17/ "Quaker Fabric launches safer Scotchgard fabric," HOME TEXTILES TODAY, September 18, 2006
/18/ PR Newswire, Europe, New York, February 9, 2006
/19/ Rebecca Renner, "Clean & Green," SCIENTIFIC AMERICAN,
January 2006
/20/ Rebecca Renner, "The Long and the Short of
Perfluorinated Replacements," ENVIRONMENTAL SCIENCE &
TECHNOLOGY Vol. 40 Issue 1, Jan 1, 2006
/21/ Barry Rosenbaum, "Rocket Science Gives Surfactants a
Boost," POLYMERS PAINT COLOR JOURNAL 194, vol. 4483 (Dec.
2004)
/22/ Rebecca Renner,  "Technology Solutions: The Long and
the Short of Perfluorinated Replacements," ENVIRONMENTAL
SCIENCE & TECHNOLOGY Vol. 40, Issue No, 1
/23/ Ibid
/24/ Polyfox Factsheet.pdf
http://www.omnova.com/products/chemicals/documents/polyfoxF
actSheetFinal_2_06.pdf, 2/21/06
/25/ Ibid.
/26/ Charles Baldwin et al "A Novel Nonstick Porcelain
Enamel, Appliance Vol.61, No. 11, November 2004
/27/ Financial Times Information, Global Newswire Asia-
Africa Intelligence Wire, December 9, 2005
/28/ Financial Times Information, Global Newswire Asia-
Africa Intelligence Wire, August 23, 2004
/29/ Olivia Chung, "Teflon Comes Unstuck in China Mass
Panic,"  Global News Wire - Asia Africa Intelligence Wire,
July 22, 2004
/30/ AFX European Focus October 14, 2004
/31/ Environmental Science and Technology Outline, Issue 1/(32-410, January 4, 2006
/32/ Wade Rawlins, "Emission in ground water add to
DuPont's tasks," The News & Observer (North Carolina),
February 12, 2006
/33/ Clean Water for North Carolina press release, January
30, 2006
/34/ Associated Press, "Court Clears Settlement in DuPont
Case," February 28, 2005
/35/ Stan Cox, "Toxic Teflon: Compounds from household products found in human blood," ALTERNET.ORG, January 2, 2007
/36/ Paul Rosenfeld, public comments at Mealey's C-8/PFOA Science, Risk & Litigation Conference October 24-25, 2005.
By contrast it should be noted that some carpets, notably
Shaw Ecoworks' Carpet, have distinguished themselves by
avoiding the use of PFOA related products.  Healthy
Building News, February 23, 2006.
/37/ Jeff Montgomery, "Delaware plant releases C8-type chemicals," THE NEWS JOURNAL (Wilmington, Delaware),
February 4, 2006
/38/ United Steelworkers Press Release, August, 9, 2005
/39/ United Steelworkers Press Release, December 21, 2005
/40/ Lange, Cleston C., "Biodegradation Screen Study for Telomer-Type Alcohols," November 6, 2002. http://www.ewg.org/reports/pfcworld/pdf/sludge_full.pdf
Lange, Cleston C. "The Aerobic Biodegradation of N-EtFOSE Alcohol by the Microbial Activity Present in Municipal Wastewater Treatment Sludge." November 02, 2000. http://www.ewg.org/reports/pfcworld/pdf/226-1030a078.pdf
-----------------------------------------------------------------
/41/ Fred Biddle and Jennifer Goldblatt. "Dupont's troubled chemical C-8 is widespread in the environment. How did it get there, and should we be worried?" The News Journal (Delaware), February 23, 2003.
/42/ Dinglasan, Mary J. A., Yun Ye, Elizabeth A. Edwards and Scott A. Mabury. 2004. "Fluorotelomer Alcohol Biodegradation Yields Poly- and Perfluorinated Acids." ENVIRONMENTAL SCIENCE AND TECHNOLOGY 38(10):2857-2863.
/43/ Tom Avril, "Chemical in Teflon, other goods is turning up in disturbing places," Seattle Times, October 1, 2004. http://seattletimes.nwsource.com/html/health/2002050937_teflon01.
html